Exhibit 99.1

St. John's, NL (February 16, 2017):

Fortis Reports 2016 Earnings of $585 million and
Fourth Quarter 2016 Earnings of $189 million

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its 2016 annual results today. The Corporation's net earnings attributable to common equity shareholders for 2016 were $585 million, or $1.89 per common share, compared to $728 million, or $2.61 per common share, for 2015.  For the fourth quarter of 2016, net earnings attributable to common equity shareholders were $189 million, or $0.49 per common share, compared to $135 million, or $0.48 per common share, for the same period in 2015.  Year over year results were impacted by the Corporation's acquisition of electric transmission company ITC Holdings Corp. ("ITC") in 2016, and gains on the sale of non-core assets in 2015.

On an adjusted basis, net earnings attributable to common equity shareholders for 2016 were $721 million, or $2.33 per common share, an increase of $0.22 per common share, or 10%, compared to 2015.  On an adjusted basis, for the fourth quarter of 2016, net earnings attributable to common equity shareholders were $246 million, or $0.64 per common share, an increase of $0.13 per common share, or 25%, compared to the same period in 2015.  A reconciliation of adjusted net earnings and adjusted earnings per common share is provided in the Corporation's 2016 Management Discussion and Analysis.

"Fortis had another year of transformation in 2016," said Barry Perry, President and Chief Executive Officer, Fortis.  "We announced and quickly closed the acquisition of ITC, the largest independent electric transmission company in the United States, and listed on the New York Stock Exchange, allowing Fortis to access the largest pool of capital in the world.  We also received constructive regulatory decisions in a number of jurisdictions, which position us well for continued regulatory stability."

A transformative acquisition
On October 14, 2016, Fortis closed the acquisition of ITC in a transaction valued at approximately US$11.8 billion ($15.7 billion). Under the terms of the transaction, ITC shareholders received US$22.57 in cash and 0.7520 of a Fortis common share per ITC share, representing total consideration of approximately US$7.0 billion. Details on the financing of the acquisition, including the minority investment by GIC Private Limited, are included in the Corporation's 2016 Management Discussion and Analysis.

ITC owns and operates high-voltage transmission lines serving a system peak load exceeding 26,000 megawatts along approximately 25,000 kilometres in Michigan's lower peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from approximately 570 generating stations to local distribution facilities connected to ITC's systems.  ITC's rates are regulated by the United States Federal Energy Regulatory Commission ("FERC").

"Our strong financial performance for 2016 was driven by our low-risk and highly diversified portfolio of utilities.  The addition of ITC dramatically increased our North American footprint and provides even greater stability in our business, with its predictable and stable cash flows," explained Mr. Perry.  "ITC was immediately accretive to earnings per common share, excluding acquisition-related expenses, and we remain confident that this transaction will be nicely accretive in 2017."

Adjusted earnings per share and cash flow increase significantly
•	Factors that resulted in growth in adjusted earnings per common share for 2016 included:
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strong performance at UNS Energy in Arizona, largely due to the settlement of Springerville Unit 1 matters, an increase in delivery revenue at Central Hudson, consistent with its three-year rate settlement, a higher allowance for funds used during construction ("AFUDC") at FortisBC Energy, and stronger performance from utilities in the Caribbean;

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accretion associated with the acquisition of ITC in October 2016, including the impact of finance charges associated with the acquisition and the increase in the weighted average number of common shares outstanding;

◦	contribution from Aitken Creek gas storage and higher earnings at the 335-megawatt Waneta Expansion, which commenced hydroelectric production in early April 2015; and
◦	favourable foreign exchange associated with US dollar-denominated earnings.
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•	Factors that resulted in growth in adjusted earnings per common share for the fourth quarter of 2016 included:
◦	accretion associated with the acquisition of ITC, as discussed above;
◦	contribution from Aitken Creek gas storage; and
◦	strong performance at the Corporation's utilities, including UNS Energy, Central Hudson, FortisBC Energy, and timing at FortisBC Electric.
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Earnings per common share growth was tempered by the sale of commercial real estate and hotel assets in 2015, higher Corporate and Other expenses, and lower earnings at FortisAlberta, mainly due to lower average energy consumption and higher operating expenses.

•	Cash flow from operating activities for 2016 totalled $1.9 billion, 13% higher than 2015. The increase was driven by higher cash earnings at the regulated utilities, driven by ITC.

Execution of growth strategy
Consolidated capital expenditures for 2016 of $2.1 billion were higher than the Corporation's forecast of $1.9 billion, driven by capital spending at ITC from the date of acquisition. With ITC now included, gross consolidated capital expenditures for 2017 are expected to be approximately $3.0 billion.

Construction continues on the Tilbury liquefied natural gas ("LNG") facility expansion in British Columbia, the Corporation's largest ongoing capital project, at an estimated capital cost of $400 million, before AFUDC and development costs.  The commissioning and start-up phase of this regulated project commenced in the fourth quarter of 2016, with an expected in-service date of mid-2017.

The Corporation continues to invest in four Multi-Value Projects ("MVPs") at ITC, which are regional electric transmission projects that have been identified by Midcontinent Independent System Operator ("MISO") to address system capacity needs and reliability in various states. The MVPs are in various stages of construction and include construction of new breaker stations, new transmission lines and the extension of existing substations. Approximately US$43 million was invested in the MVPs from the date of acquisition of ITC and an additional US$272 million is expected to be spent in 2017. Three of the MVPs are expected to be completed by the end of 2018, with the fourth scheduled for completion in 2023.

In addition to the Corporation's base consolidated capital expenditure forecast, management is pursuing additional investment opportunities within existing service territories. Specifically, the Corporation continues to pursue LNG infrastructure investment opportunities in British Columbia, including the potential pipeline expansion to the proposed Woodfibre LNG export facility and further expansion of its Tilbury LNG facility.  Two other significant electric transmission investment opportunities include the Lake Erie Connector project at ITC, which would connect the Ontario and PJM grids for the first time, and the Wataynikaneyap Power project in Northwestern Ontario. Fortis and its utilities are focused on achieving key milestones in 2017 to advance these opportunities.

Regulatory proceedings
In 2016, the Corporation's utilities made significant progress on a number of key regulatory proceedings, providing stability for the utilities in the near term.  In addition to the proceedings noted below, Generic Cost of Capital Proceedings concluded in British Columbia and Alberta in the second half of 2016.

In February 2017, Tucson Electric Power Company ("TEP") received a rate order regarding its general rate application filed in November 2015, based on a historical test year ended June 30, 2015.  The rate order approved new rates effective on or before March 1, 2017 and includes an increase in non-fuel base revenue of US$81.5 million, an allowed rate of return on common shareholder's equity ("ROE") of 9.75%, and a common equity component of capital structure of approximately 50%. Since its last approved rate order in 2013, which used a 2011 historical test year, TEP's total rate base has increased by approximately US$0.6 billion and the common equity component of capital structure has increased from 43.5% to approximately 50%.

In September 2016, ITC received an order from FERC regarding one of two third-party complaints requesting that FERC find the MISO regional base ROE for all MISO transmission owners, including ITC's MISO-member regulated utilities, to no longer be just and reasonable.  The two complaints cover the period from November 2013 through May 2016.  The FERC order on the first complaint set the base ROE at 10.32%, with a maximum ROE of 11.35%, and established that those rates are to be used prospectively until a new approved rate is established for the second complaint. In June 2016 the presiding Administrative Law Judge ("ALJ") issued an initial decision on the second complaint, which recommended a base ROE of 9.70%, with a maximum ROE of 10.68%, which is a recommendation to FERC.  A decision from FERC on the second complaint is expected in 2017.

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The utilities continue to be actively engaged with all of their regulators and are focused on maintaining constructive regulatory relationships and outcomes.

"With our broad utility footprint, a strong base capital plan, and several large projects that could provide upside to our capital plan, we believe that we will deliver superior, risk-adjusted returns for our shareholders, while delivering safe, reliable and cost-effective energy service to our customers," concluded Mr. Perry.

Outlook
The Corporation's results for 2017 will benefit from the impact of ITC, the outcome of the TEP general rate case and continued growth of the underlying business. Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its franchise regions.
Over the five-year period through 2021, the Corporation's capital program is expected to be approximately $13 billion, allowing rate base to reach almost $30 billion in 2021. Fortis expects this long-term sustainable growth in rate base to support continuing growth in earnings and dividends.

Fortis has targeted average annual dividend growth of approximately 6% through 2021. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital expenditure program, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

Teleconference to Discuss 2016 Annual Results

A teleconference and webcast will be held on February 16 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation's 2016 annual results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922.  Please dial in 10 minutes prior to the start of the call.  No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 16, 2017. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 50056693.

Fortis includes forward-looking information in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: the expectation that the acquisition of ITC will be accretive to earnings per common share in 2017; the Corporation's forecast gross consolidated capital expenditures for 2017 and the five year period through 2021; the nature, timing and expected costs of certain capital projects including, without limitation, expansions of the Tilbury LNG facility, ITC Multi-Value Projects, the pipeline expansion to the Woodfibre LNG site, the Wataynikaneyap Project and the Lake Erie Connector Project; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the Corporation's forecast midyear rate base through 2021; the expectation that the Corporation's significant capital expenditure program will support continuing growth in earnings and dividends; and target average annual dividend growth through 2021.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to-time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation's utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation's results of operations; currency exchange rates and resolution of pending litigation matters.   Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission.  Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Ms. Janet Craig
Vice President, Investor Relations
Fortis Inc.
709 737 2900
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